Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2025 Financial Results

Hong Kong, August 13, 2025 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2025.

Second Quarter 2025 Financial Highlights

●	Total revenues were US$19.4 million, representing a decrease of 13.3% from US$22.4 million in the second quarter of 2024.

●	Gross profit was US$10.2 million, representing a decrease of 7.0% from US$11.0 million in the second quarter of 2024.

●	Income from operations was US$0.8 million, compared to US$2.3 million in the second quarter of 2024.

●	Net income was US$0.7 million, compared to US$2.2 million in the second quarter of 2024.

●	Adjusted net income (non-GAAP) was US$0.5 million, compared to US$2.6 million in the second quarter of 2024.

●	Adjusted EBITDA (non-GAAP) was US$1.4 million, compared to US$3.3 million in the second quarter of 2024.

Second Quarter 2025 Operational Highlights

●	Total data consumed in the second quarter through the Company’s platform was 45,441 terabytes (6,927 terabytes procured by the Company and 38,514 terabytes procured by our business partners), representing an increase of 7.9% from 42,133 terabytes in the second quarter of 2024.

●	Average daily active terminals (“DAT”) in the second quarter were 317,957 (18,863 owned by the Company and 299,094 not owned by the Company), representing an increase of 3.8% from 306,289 in the second quarter of 2024.

●	Average DAT in the second quarter from GlocalMe IoT business was 8,610, representing an increase of 1,078.9% from 730 in the second quarter of 2024.

●	Average DAT in the second quarter from GlocalMe SIM business was 5,979, representing an increase of 164.0% from 2,265 in the second quarter of 2024.

●	Average DAT in the second quarter from GlocalMe Life business was 906, representing an increase of 239.2% from 267 in the second quarter of 2024.

●	Average DAT in the second quarter from GlocalMe mobile/fixed broadband business was 302,462, representing a decrease of 0.2% from 303,027 in the second quarter of 2024.

●	Average monthly active terminals (“MAT”) in the second quarter were 663,197, representing an increase of 5.6% from 628,125 in the second quarter of 2024.

●	Average MAT in the second quarter from GlocalMe IoT business was 42,095, representing an increase of 791.0% from 4,725 in the second quarter of 2024.

●	Average MAT in the second quarter from GlocalMe SIM business was 42,271, representing an increase of 120.1% from 19,208 in the second quarter of 2024.

●	Average MAT in the second quarter from GlocalMe Life business was 2,633, representing an increase of 105.2% from 1,283 in the second quarter of 2024.

●	Average MAT in the second quarter from GlocalMe mobile/fixed broadband business was 576,198, representing a decrease of 4.4% from 602,909 in the second quarter of 2024.

●	As a proportion of daily active terminals, 54.7% were from uCloudlink 1.0 international data connectivity services and 45.3% were from uCloudlink 2.0 local data connectivity services during the second quarter of 2025. Average daily data usage per terminal was 1.59 GB in June 2025.

●	As of June 30, 2025, the Company had served 2,956 business partners in 63 countries and regions. The Company had 183 patents with 167 approved and 16 pending approval, while the pool of SIM cards was from 391 MNOs globally as of June 30, 2025.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “Despite ongoing macroeconomic challenges and trade headwinds, we executed our strategy with discipline - accelerating investments in product innovation and go-to-market capabilities. This approach reinforced the resilience of our business and allowed us to maintain operational breakeven, laying a solid foundation for sustainable long-term value creation. Our GlocalMe ecosystem continued to gain traction and growth momentum during the quarter. Our business remains profitable and continues to generate stable margins, with total revenues of US$19.4 million and net income of US$0.7 million during the quarter. Our 1.0 international data connectivity services business continues to grow, with full-speed 5G network coverage across 86 countries and regions as we continue to consolidate market share and reinforce our leadership position in the global roaming sector.”

“Our substantial strategic investments focused on R&D and marketing for our next-generation products to ensure they drive growth and improve our performance once launched. Development, refinement, and testing progressed smoothly with several major distribution partners as we build a robust pipeline and enter the final stage of commercialization. Feedback has been overwhelmingly positive, reflecting how our solutions directly address market demand and have validated our investment strategy. This sets the stage for the upcoming commercial launch of the groundbreaking PetPhone in the third quarter, where we already have over twenty potential strategic partners lined up. We are collaborating with a premier telecommunications service operator to launch PetPhone in Hong Kong, marking a significant expansion in our global market reach. We also made substantial progress with a leading global online pet retailer to further enhance its accessibility and market penetration in such a short time. Alongside PetPhone, our industry-first UniCord Plus and UniCord Pro series - integrating seamless connectivity across multiple networks, 6-Tech global positioning, and fast-charging capabilities – will further strengthen our competitive edge in the travel, automotive telematics, and secure networking markets. Commercial application of our GlocalMe IoT solutions also continues to gain strong momentum, with user adoption growing and increasing revenue contribution. Partnerships with industry leaders in the battery monitoring, security camera, dashboard camera, car infotainment, and other related high-growth sectors are also expanding. Pilot launched late in the second quarter, our AI HyperConn®-powered MeowGo G40 Pro delivers intelligent multi-network (Wi-Fi/4G/5G) optimization for seamless and cost-efficient connectivity across multiple scenarios, such as home, office, and airplane. In the third quarter, we will launch MeowGo G50 Max with Sky-to-Ground 5G/satellite integration and AI-driven network switching, further solidifying our leadership in innovation in the mobile/fixed broadband industry. Additionally, our comprehensive marketing campaign for eSIM TRIO, executed in partnership with top media outlets, substantially increased its market visibility and exposure. With nearly 1,000 trial units pilot distributed, strong user feedback, key breakthroughs in carrier partnership programs, and sample card production and testing with multiple operators scheduled for next quarter, we are poised to begin large-scale commercial deployment during the third quarter with strong market confidence.”

“Looking ahead, we are ideally positioned to capitalize on our strategy and operational momentum. Despite trade and macroeconomic headwinds, we remain committed to executing our strategic R&D and marketing investments for new products while sustaining a healthy financial performance. Our three business lines – GlocalMe SIM (led by eSIM TRIO), GlocalMe Life (anchored by PetPhone), and GlocalMe IoT – have all achieved successful transformation in the second quarter, laying a solid foundation for future growth with the potential to each reach multi-millions of users. Our diversifying product portfolio provides multiple pathways for us to drive growth throughout the remainder of the year as we scale up our user base and build a comprehensive global mobile data traffic sharing marketplace.”

Second Quarter 2025 Financial Results

Revenues

Total Revenues were US$19.4 million, representing a decrease of 13.3% from US$22.4 million in the same period of 2024.

●	Revenues from services were US$14.6 million, representing an increase of 3.3% from US$14.2 million in the same period of 2024. The increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$11.5 million, representing an increase of 2.1% from US$11.2 million in the same period of 2024. The increase was primarily attributable to an increase in revenues from international data connectivity services to US$10.0 million in the second quarter of 2025 from US$9.4 million in the same period of 2024, as a result of the ongoing recovery of international travel, which was partially offset by a decrease in revenues from local data connectivity services to US$1.5 million in the second quarter of 2025 from US$1.8 million in the same period of 2024.

●	Revenues from PaaS and SaaS services were US$2.6 million, a slight increase of 0.6% compared to the same period of 2024.

●	Revenues from sales of products were US$4.8 million, representing a decrease of 42.0% from US$8.2 million in the same period of 2024, primarily due to decreases of US$2.3 million in sales of terminals and US$1.5 million in sales of data related products.

●	Geographic Distribution

During the second quarter of 2025, as a percentage of our total revenues, Japan contributed 33.6%, mainland China contributed 33.2%, North America contributed 15.3% and other countries and regions contributed the remaining 17.9%, compared to 46.2%, 23.5%, 14.6% and 15.7%, respectively, in the same period of 2024.

Cost of Revenues

Cost of revenues was US$9.2 million, representing a decrease of 19.5% from US$11.4 million in the same period of 2024. The decrease was mainly attributable to the decrease in cost of products sold.

●	Cost of services was US$6.3 million, representing an increase of 12.8% from US$5.7 million in the same period of 2024. The increase was mainly attributable to the increasing rental use of 5G Wi-Fi terminals for international data connectivity services in mainland China.

●	Cost of products sold was US$2.9 million, representing a decrease of 51.2% from US$5.7 million in the same period of 2024. The decrease was in line with the decrease in revenues from sales of products.

Gross Profit

Overall gross profit was US$10.2 million, compared to US$11.0 million in the same period of 2024. Overall gross margin was 52.8% in the second quarter of 2025, compared to 49.2% in the same period of 2024.

Gross profit on services was US$8.3 million, compared to US$8.5 million in the same period of 2024. Gross margin on services was 56.6% in the second quarter of 2025, compared to 60.3% in the same period of 2024.

Gross profit on sales of products was US$1.9 million, compared to US$2.5 million in the same period of 2024. Gross margin on sales of products was 41.0% in the second quarter of 2025, compared to 30.0% in the same period of 2024.

Operating Expenses

Total operating expenses were US$10.4 million, compared to US$9.1 million in the same period of 2024.

●	Research and development expenses were US$1.6 million, representing an increase of 5.0% from US$1.5 million in the same period of 2024.

●	Sales and marketing expenses were US$5.5 million, representing an increase of 28.2% from US$4.3 million in the same period of 2024. The increase was primarily due to increases of US$0.5 million in promotion fees, US$0.2 million in staff costs, US$0.2 million in service fees, and US$0.1 million in operating lease payments.

●	General and administrative expenses were US$3.3 million, representing a slight increase of 2.1% when compared to the same period of 2024. The increase was primarily due to increases of US$0.2 million in staff costs and US$0.1 million in provision of bad debt expense, which were partially offset by a decrease of US$0.2 million in professional service fees.

Income from Operations

Income from operations was US$0.8 million, compared to US$2.3 million in the same period of 2024.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$1.4 million, compared to US$3.3 million in the same period of 2024.

Net Interest Expenses

Net interest expenses were US$0.03 million, compared to US$0.02 million in the same period of 2024.

Net Income

Net income was US$0.7 million, compared to US$2.2 million in the same period of 2024.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$0.5 million, compared to US$2.6 million in the same period of 2024.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.02 in the second quarter of 2025, compared to US$0.06 in the same period of 2024.

Cash and Cash Equivalents

As of June 30, 2025, the Company had cash and cash equivalents of US$30.2 million, compared to US$31.1 million as of March 31, 2025. The decrease was primarily attributable to the net outflow of US$0.9 million from operations and the payment of US$0.2 million for capital expenditures.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$0.2 million compared to US$1.6 million in the same period of 2024.

Business Outlook

For the third quarter of 2025, UCLOUDLINK expects total revenues to be between US$22.0 million and US$26.0 million, representing a decrease of 12.7% to an increase of 3.2% compared to the same period of 2024.

The Company currently expects its revenue for the full year of 2025 to be in the range of US$85 million to US$95 million, as compared with a range between US$95 million to US$130 million as previously announced. The Company is revising its guidance in light of the persistent macroeconomic challenges and global trade headwinds, which have had and may continue to have a broader impact across industries.

The estimates above constitute forward-looking information and are based on the Company’s current expectations and assumptions of market and operating conditions and customer demand. These estimates are therefore subject to risks and uncertainties, including possible adjustments to preliminary financial results, and are not guarantees of future performance and may differ materially from actual results.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures for the review and assessment of the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, August 13, 2025 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until August 20, 2025 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	1105774

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	30,057	30,204
Accounts receivable, net	7,880	6,232
Inventories	1,312	4,545
Prepayments and other current assets	5,637	7,162
Other investments	8,703	8,554
Amounts due from related parties	1,971	672
Total current assets	55,560	57,369
Non-current assets
Long-term investments	2,011	2,010
Property and equipment, net	4,025	2,916
Right-of-use assets, net	2,876	1,933
Intangible assets, net	507	500
Total non-current assets	9,419	7,359
TOTAL ASSETS	64,979	64,728

LIABILITIES
Current liabilities
Short term borrowings	6,956	7,962
Accrued expenses and other liabilities	25,169	21,841
Accounts payable	7,445	8,015
Amounts due to related parties	49	10
Contract liabilities	709	2,410
Operating lease liabilities	1,853	1,535
Total current liabilities	42,181	41,773
Non-current liabilities
Operating lease liabilities	1,088	442
Other non-current liabilities	87	59
Total non-current liabilities	1,175	501
TOTAL LIABILITIES	43,356	42,274

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	241,378	242,087
Accumulated other comprehensive income	2,234	2,292
Accumulated losses	(222,008)	(221,944)
TOTAL SHAREHOLDERS’ EQUITY	21,623	22,454
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,979	64,728

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Revenues	22,355	19,376	40,483	38,125
Revenues from services	14,165	14,629	27,702	28,828
Sales of products	8,190	4,747	12,781	9,297
Cost of revenues	(11,361)	(9,147)	(19,486)	(18,206)
Cost of services	(5,627)	(6,347)	(10,366)	(12,417)
Cost of products sold	(5,734)	(2,800)	(9,120)	(5,789)
Gross profit	10,994	10,229	20,997	19,919
Research and development expenses	(1,491)	(1,566)	(2,968)	(2,965)
Sales and marketing expenses	(4,292)	(5,503)	(8,342)	(11,196)
General and administrative expenses	(3,295)	(3,363)	(6,684)	(6,503)
Other income/(expense), net	336	1,011	(240)	1,081
Income from operations	2,252	808	2,763	336
Interest income	27	31	40	36
Interest expenses	(47)	(59)	(103)	(116)
Income before income tax	2,232	780	2,700	256
Income tax expense	(47)	(95)	(68)	(182)
Share of profit/(loss) in equity method investment, net of tax	54	(7)	37	(10)
Net income	2,239	678	2,669	64
Attributable to:
Equity holders of the Company	2,239	678	2,669	64

Earnings per share for Class A and Class B ordinary shares
Basic	0.01	0.00	0.01	0.00
Diluted	0.01	0.00	0.01	0.00

Earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	0.06	0.02	0.07	0.00
Diluted	0.06	0.02	0.07	0.00

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	375,490,106	377,175,245	375,130,957	376,711,468
Diluted	375,490,106	377,175,245	375,130,957	376,711,468

Net income	2,239	678	2,669	64
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(77)	70	141	58
Total comprehensive income	2,162	748	2,810	122

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Net cash generated from/(used in) operating activities	4,718	(877)	6,657	(641)
Net cash used in investing activities	(1,599)	(150)	(2,186)	(500)
Net cash (used in)/generated from financing activities	(805)	-	(625)	976
Increase/(decrease) in cash and cash equivalents	2,314	(1,027)	3,846	(165)
Cash and cash equivalents at beginning of the period	24,704	31,075	23,371	30,057
Effect of exchange rates on cash and cash equivalents	(187)	156	(386)	312
Cash and cash equivalents at end of the period	26,831	30,204	26,831	30,204

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Reconciliation of Net Income to Adjusted Net Income
Net income	2,239	678	2,669	64
Add: share-based compensation	340	380	769	709
fair value loss/(gain) in other investments	97	(579)	498	150
Less: share of (profit)/loss in equity method investment, net of tax	(54)	7	(37)	10
Adjusted net income	2,622	486	3,899	933

	For the three months ended		For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Reconciliation of Net Income to Adjusted EBITDA
Net income	2,239	678	2,669	64
Add:
Interest expense	47	59	103	116
Income tax expense	47	95	68	182
Depreciation and amortization	554	738	939	1,511
EBITDA	2,887	1,570	3,779	1,873
Add: share-based compensation	340	380	769	709
fair value loss/(gain) in other investments	97	(579)	498	150
Less: share of (profit)/loss in equity method investment, net of tax	(54)	7	(37)	10
Adjusted EBITDA	3,270	1,378	5,009	2,742